Exhibit 99.17

LOCK UP AGREEMENT

THIS LOCK-UP AGREEMENT (this “Agreement”) dated January 9, 2011 between HudBay Minerals Inc. (the “Offeror”), a corporation governed by the laws of Canada, and Glenn Pountney, an individual resident in the Town of Aurora, Ontario (the “Seller”).

WHEREAS:

A.	The Offeror is willing to make the Offer on the terms and subject to the conditions set out in this Agreement and the support agreement (as the same may be amended, modified or supplemented from time to time, the “Support Agreement”) with the Company;

B.	The Seller is the registered and/or direct or indirect beneficial owner of, or exercises control or direction over, the issued and outstanding Common Shares and options, restricted share units and warrants to acquire Common Shares, as described more particularly in Appendix I hereto;

C.	This Agreement sets out the terms and conditions of the Seller’s agreement to (i) support the Offer, (ii) exercise, convert or exchange all Convertible Securities (other than out-of-the money Convertible Securities) presently or subsequently legally or beneficially owned by the Seller, or over which the Seller exercises control or direction, (iii) deposit or cause to be deposited irrevocably under the Offer all Common Shares presently legally or beneficially owned by the Seller, or over which the Seller exercises control or direction, and all Common Shares subsequently legally or beneficially acquired by the Seller or over which the Seller will have control or direction, including Common Shares acquired upon exercise or exchange of Convertible Securities (collectively, the “Seller’s Securities”), and (iv) surrender for cancellation all out-of-the-money Convertible Securities;

D.	The Offeror is relying on the covenants, representations and warranties of the Seller set forth in this Agreement in connection with the Offeror’s execution and delivery of the Support Agreement; and

E.	Capitalized terms used herein but not otherwise defined herein have the meanings ascribed to such terms in the Support Agreement.

NOW THEREFORE in consideration of the Offeror agreeing to make the Offer, and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Offeror and the Seller agree as follows:

ARTICLE 1

OFFER

1.1	Offer for Common Shares

The Offeror will publicly announce its intention to make the Offer and make the Offer on the terms and subject to the conditions set out in the Support Agreement.

1.2	Take-Up and Payment

Provided all conditions to the Offer set out in Schedule A to the Support Agreement have been satisfied or waived, the Offeror will take up and pay for all the Common Shares tendered under the Offer as soon as reasonably possible and in any event not later than three (3) Business Days following the time at which it first becomes entitled to take up such securities under the Offer pursuant to applicable Laws. The obligation of the Offeror to take up and pay for the Common Shares under the Offer shall not be subject to any conditions except those conditions set out in Schedule A to the Support Agreement.

1.3	Conditions

The conditions to the making of the Offer are set out in Section 2.2 of the Support Agreement and the conditions of the Offer are set out in Schedule A to the Support Agreement. All such conditions are for the sole benefit of the Offeror and the Offeror may, in its sole discretion, modify or waive any such term or condition, subject to the terms of the Support Agreement.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES

2.1	Representations and Warranties of the Seller

The Seller represents and warrants to and in favour of the Offeror as follows as at the date hereof and immediately prior to the time of which the Seller’s Securities are taken up and paid for under the Offer, and acknowledges that the Offeror is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a)	Ownership, etc. The Seller is either (i) the legal and beneficial owner of, or (ii) the beneficial owner exercising control and direction over (but not the holder of record of) all of the Seller’s Securities. The only securities of the Company legally or beneficially owned by the Seller, or over which the Seller exercises control or direction, are those listed on Appendix I to this Agreement. For greater certainty the term “Seller’s Securities” as used herein, includes the Common Shares and Convertible Securities listed on Appendix I and any securities of the Company into which they may be converted through the exercise, conversion or exchange of any Seller’s Securities. Except for the securities set out in Appendix I, the Seller has no agreement or option, or right or privilege (whether by Laws, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Seller or transfer to the Seller of additional securities of the Company (other than any agreements or amendments that the Seller may enter into to facilitate the exercise, cancellation or surrender of its Options, if any, as contemplated under the Support Agreement).

(b)

Good Title. The Seller’s Securities will be transferred to and acquired by the Offeror pursuant to the Offer with good and marketable title, free and clear of any and all Encumbrances. The Seller’s Securities are not subject to any securityholders’ agreement, voting trust or similar agreement or any right or privilege (whether by Laws, pre-emptive or contractual) capable of becoming a securityholders’ agreement, voting trust or other agreement affecting the Seller’s Securities or the ability of the Seller (or, after the acquisition by the Offeror pursuant to the Offer, the Offeror) to exercise all ownership rights thereto, including the voting of any such Seller’s Securities or any securities of the Company for which the Seller’s Securities may be exercised, converted or exchanged.

(c)	No Agreements. No Person, firm, corporation or other entity whatsoever has any agreement or option, or any right or privilege (whether by Laws, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, requisition or transfer from the Seller, or any registered holder of Seller’s Securities or any other Person, of any of the Seller’s Securities, or any interest therein or right thereto, except pursuant to this Agreement. Other than as disclosed in writing by the Seller to the Offeror, there does not exist any agreement, understanding or commitment giving rise to any obligations, financial or otherwise, on the part of the Company or any of its Affiliates to the Seller, or any Affiliates of the Seller as applicable (or any associates or insiders (as such terms are defined in the Securities Act (Ontario) of any of the foregoing).

(d)	No Proceeding Pending. There is no claim, action, lawsuit, arbitration, mediation or other proceeding pending or threatened against the Seller, that relates or could relate to this Agreement or otherwise materially impairs or could materially impair the ability of the Seller to consummate the transactions contemplated hereby or the title of the Seller to any of the Seller’s Securities.

(e)	Consents. There is no requirement of the Seller to make any filing with, give any notice to, or obtain any permit, licence, sanction, ruling, order, exemption or consent, approval or waiver of, any Governmental Authority or other Person (including the lapse, without objection, of a prescribed time under applicable Laws that states that a transaction may be implemented if a prescribed time lapses following the giving of notice) as a condition to the lawful completion of the transactions contemplated by this Agreement or the Offer, or the execution and delivery by the Seller and enforcement against the Seller of this Agreement.

(f)	Non-Contravention. This Agreement and the completion of the transactions that it contemplates does not (and would not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or a violation of, or conflict with in any manner, or allow any other Person to exercise any rights under any of the terms or provisions of the constating documents and/or by-laws of the Seller, if applicable, or any agreement, contract or indenture to which the Seller is a party or by which the Seller’s property or the Seller’s Securities are bound, and will not result in the violation of any Laws.

(g)

Sophisticated Seller. The Seller is a sophisticated seller with respect to the Seller’s Securities and has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the sale of the Seller’s Securities and has independently and without reliance upon the Offeror, and based on such information as the Seller has deemed appropriate, made its own analysis and decision to enter into this Agreement. The Seller acknowledges that the Offeror has not made and does not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement.

(h)	Existence and Authorization. If the Seller is not an individual, the Seller is validly existing under the laws of its jurisdiction of formation, continuance, incorporation or organization and has all necessary power, authority and capacity to enter into this Agreement and to carry out its obligations hereunder.

(i)	Execution and Delivery. This Agreement has been duly executed and delivered by the Seller and constitutes a legal, valid and binding obligation of the Seller enforceable against it in accordance with its terms except as the enforceability thereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditor’s rights generally, (ii) general equitable principles or (iii) limitations under applicable Laws in respect of rights of indemnity, contribution and waiver of contribution.

2.2	Representations and Warranties of the Offeror

The Offeror represents, warrants and, where applicable, covenants to the Seller as follows and acknowledges that the Seller is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement:

(a)	the Offeror is validly existing under the laws of Canada and has the requisite power and authority to enter into this Agreement and to perform its obligations hereunder and under the Support Agreement;

(b)	This Agreement has been duly executed and delivered by the Offeror and constitutes a legal, valid and binding obligation, enforceable by the Seller against the Offeror in accordance with its terms, except as the enforceability thereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditor’s rights generally, (ii) general equitable principles or (iii) limitations under applicable Laws in respect of rights of indemnity, contribution and waiver of contribution;

(c)	none of the execution and delivery by the Offeror of this Agreement, the Support Agreement or the performance of its obligations hereunder or thereunder will result in a breach of (i) the constating documents of the Offeror; (ii) any agreement or instrument to which the Offeror is a party or by which the Offeror or any of its property or assets is bound; (iii) any judgment, decree, order or award of any Governmental Authority applicable to the Offeror; or (iv) subject to receipt of the approval of the TSX and NYSE with respect to the listing of the Offeror Shares, any Law applicable to the Offeror; and

(d)	the Offeror Shares to be issued pursuant to the Offer will, when issued pursuant to the Offer, be duly and validly issued as fully paid and non-assessable common shares in the capital of the Offeror; the Offeror has sufficient cash on-hand available to enable it to satisfy the aggregate cash consideration payable by the Offeror pursuant to the Offer.

ARTICLE 3

COVENANTS OF THE SELLER

3.1	General

The Seller covenants that from the date hereof until the termination of this Agreement pursuant to Article 5, the Seller and any registered holder of the Seller’s Securities will:

(a)	not, directly or indirectly, through any representatives or agents or, if applicable, its respective officers, directors, employees, (i) solicit, assist, initiate, facilitate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal, (ii) enter into or participate in or otherwise facilitate any discussions or negotiations regarding an Acquisition Proposal, (iii) provide any confidential information relating to the Company to any Person or group in connection with any Acquisition Proposal, (iv) approve, accept, endorse, recommend, or remain neutral or propose publicly to accept, approve, endorse, recommend, or remain neutral, any Acquisition Proposal, or (v) accept or enter into or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, understanding or arrangement or other contract in respect of an Acquisition Proposal or (vi) otherwise cooperate in any way with any effort or attempt by any other Person or group to do or seek to do any of the foregoing;

(b)	immediately cease and cause to be terminated all existing discussions and negotiations, if any, and any solicitation or encouragement in respect thereof, with any Person or group or any agent or representative of any Person or group conducted before the date of this Agreement with respect to any proposal that constitutes or which could reasonably be expected to constitute an Acquisition Proposal, whether or not initiated by the Company;

(c)	except to the extent that the Company provides notice in accordance with the Support Agreement, immediately notify the Offeror of any Acquisition Proposal of which the Seller or, to the knowledge of the Seller, any of its representatives or agents or, if applicable, its respective officers, directors, employees, directly or indirectly, becomes aware or any discussions or negotiations in respect thereof or request for non-public information relating the Company or any of its Affiliates; such notification shall be made orally and in writing and shall include a description of the material terms and conditions together with a copy of all documentation relating to any such Acquisition Proposal or inquiry in respect of an Acquisition Proposal;

(d)	not grant an option on, sell, transfer, pledge, encumber, grant any Encumbrance on or otherwise convey or enter into any forward sale, repurchase agreement or other monetization transaction with respect to any of the Seller’s Securities, or any right or interest therein (legal or equitable), to any Person or group (except to the Offeror or any of its Affiliates) or agree to do any of the foregoing;

(e)	not grant or agree to grant any proxy, power of attorney or other right to vote the Seller’s Securities, or enter into any voting agreement, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of securityholders or give consents or approval of any kind with respect to any of the Seller’s Securities;

(f)	not requisition or join in any requisition of any meeting of holders of Common Shares;

(g)	not acquire or enter into any agreement or option, or any right or privilege (whether by Laws, pre-emptive or contractual) capable of becoming an agreement or option, to acquire any securities of the Company in addition to the Seller’s Securities;

(h)	not take any other action of any kind, directly or indirectly, which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the Offer and the other transactions contemplated by this Agreement;

(i)	not vote or cause to be voted any of the Seller’s Securities in respect of any proposed action by the Company or its Shareholders or Affiliates or any other Person or group in a manner which might reasonably be regarded as likely to prevent or delay the successful completion of the Offer or any other transaction contemplated by this Agreement; and

(j)	not do indirectly that which it may not do directly in respect of the restrictions on its rights with respect to the Seller’s Securities pursuant to this Article 3.

3.2	Acknowledgement

The Offeror acknowledges and agrees that the Seller is bound hereunder solely in its capacity as a Shareholder and that the provisions hereof shall not be deemed or interpreted to bind the Seller in his or her capacity as a director, officer or employee of the Company. For the avoidance of doubt, nothing in this Agreement shall limit any Person from fulfilling his fiduciary duties as a director or officer of the Company and nothing in this Agreement shall prevent a Seller who is a member of the Board of Directors or an officer of the Company from engaging, in such Seller’s capacity as a director or officer of the Company, in discussions or negotiations with a Person in response to any bona fide Acquisition Proposal in accordance with the terms of the Support Agreement.

3.3	Alternative Transaction

If the Offeror concludes after the date of this Agreement that it is necessary or desirable to proceed with an Alternative Transaction in accordance with the provisions of the Support Agreement, then the Seller irrevocably covenants to support the completion of such Alternative Transaction, including, if applicable, by voting the Seller’s Securities in favour of any resolution or resolutions approving such Alternative Transaction.

ARTICLE 4

DEPOSIT AND NON-WITHDRAWAL

4.1	Deposit

The Seller irrevocably and unconditionally agrees to deposit or cause to be deposited with the depositary under the Offer:

(a)

all of the Seller’s Securities (other than Common Shares issuable upon the exercise of Options, which Common Shares shall be deposited in accordance with Section 4.1(b)), not earlier than two (2) Business Days after the Offer has been made and in any event on or before the fifth (5th) Business Day after the date of the Offer; and

(b)	unless otherwise consented to by the Offeror, all Common Shares issuable upon the exercise of all Options included in the Seller’s Securities in accordance with Section 2.9 of the Support Agreement;

together with all duly completed and executed letters of transmittal (as applicable) under the Offer.

4.2	Convertible Securities

Upon the Offeror’s public announcement of its intention to take up under the Offer no less than 50% of the then outstanding Common Shares, the Seller irrevocably and unconditionally agrees, prior to the Take-Up Date, to exercise, convert or exchange all of the Convertible Securities constituting Seller’s Securities (other than Options) and deposit or cause to be deposited with the depositary under the Offer the Common Shares issued upon the exercise, conversion or exchange of such Convertible Securities, together with all duly completed and executed letters of transmittal (as applicable) under the Offer.

4.3	Non-Withdrawal

The Seller irrevocably and unconditionally agrees that, except with the prior written consent of the Offeror, neither it nor any Person or entity on its behalf will withdraw or take any action to withdraw any of the Seller’s Securities deposited to the Offer in accordance with Section 4.1 notwithstanding any statutory rights or other rights under the terms of the Offer or otherwise which it may have unless this Agreement is terminated in accordance with its terms prior to the taking up of the Seller’s Securities under the Offer.

ARTICLE 5

TERMINATION OF AGREEMENT

5.1	Termination

This Agreement may be terminated:

(a)	at any time upon the written agreement of the Offeror and the Seller;

(b)	by the Offeror by written notice to the Seller if:

(i)	the Support Agreement is terminated in accordance with its terms;

(ii)	the Seller is in material breach of any representation, warranty or covenant of the Seller; or

(c)	by the Seller upon written notice to the Offeror if:

(i)	the Offeror has not mailed the Offer Documents by the Latest Mailing Time;

(ii)	the Offeror is in material breach of any representation, warranty or covenant of the Offeror contained herein;

(iii)	the Support Agreement is terminated in accordance with its terms.

5.2	Effect of Termination

If this Agreement is terminated pursuant to Article 5, there shall be no liability or further obligation on the part of any party hereto; provided that nothing in this Section 5.2 shall release the parties to this Agreement of liability for breach of any representation, warranty or covenant of this Agreement occurring prior to the termination hereof.

ARTICLE 6

GENERAL

6.1	Disclosure

Except as required by Laws or applicable stock exchange requirements, the Seller shall not make any public announcement or statement with respect to the Offer or this Agreement without the prior approval of the Offeror. Moreover, in any event, the Seller agrees to provide prior notice to the Offeror of any public announcement relating to the Offer or this Agreement and agrees to consult with the Offeror prior to issuing such public announcement. The Seller consents to the Offeror disclosing the existence of this Agreement in any press release or other public disclosure document and consents to a copy of this Agreement being provided to the Company and filed on, or submitted to, the System for Electronic Document Analysis and Retrieval (“SEDAR”) in Canada and the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) on or following the date hereof. The Seller acknowledges and agrees that a summary of this Agreement and the negotiations leading to its execution and delivery will appear in the Bid Circular, in the Directors’ Circular and/or in any other public disclosure document required by applicable Securities Laws in connection with any Alternative Transaction.

6.2	Further Assurances

Each of the parties hereto will, from time to time, promptly execute and deliver all such further documents and instruments and do all acts and things as the other party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

6.3	Assignment

Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the parties without the prior express written consent of the other party. Notwithstanding the foregoing provisions of this Section 6.3, the Offeror may assign all or any part of its rights or obligations under this Agreement to an Affiliate of the Offeror, and the shareholder or shareholders of the Offeror may assign all or part of their shares in the Offeror to Affiliates of any of them provided that if such assignment takes place, the Offeror shall continue to be liable to the Seller for any default in performance by the assignee.

6.4	Survival

The representations and warranties set forth in this Agreement shall survive for a period of two years following the purchase of the Seller’s Securities.

6.5	Time

Time shall be of the essence of this Agreement.

6.6	Currency

All sums of money referred to in this Agreement shall mean Canadian funds.

6.7	Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Ontario and the federal laws of Canada applicable therein, and shall be construed and treated in all respects as an Ontario contract. Each of the parties hereby irrevocably attorns to the non-exclusive jurisdiction of the Courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement and the Offer.

6.8	Entire Agreement and Schedules

This Agreement, including the Schedules hereto, constitutes and comprises the entire agreement and understanding between the parties hereto with regard to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, between the parties with respect to the subject matter hereof. The Schedules hereto shall for all purposes form an integral part of this Agreement. The Seller acknowledges having been provided by the Company, and reviewed, a copy of the Support Agreement.

6.9	Amendment

This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by each of the parties hereto.

6.10	Specific Performance and Injunctions

The Seller recognizes and acknowledges that this Agreement is an integral part of the transactions contemplated in the Offer and that the Offeror would not contemplate making the Offeror unless this Agreement was executed, and that a breach by the Seller of any covenants or other commitments or obligations contained in the Agreement will cause the Offeror to sustain injury for which it would not have an adequate remedy at Laws for money damages. Therefore, each of the parties hereto agrees that, in the event of such breach, the Offeror will be entitled to the remedy of specific performance of such obligation and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at Laws or in equity, and the Seller further agrees to waive any requirement for the security or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief. Such remedies will not be exclusive remedies for any breach of this Agreement but will be in addition to any other remedy to which the Offeror may be entitled, at Laws or in equity.

6.11	Common Shares

References to “Common Shares” and “Seller’s Securities” include any securities into which the Common Shares and other Convertible Securities of the Company may be reclassified, subdivided, consolidated or converted and any rights and benefits arising therefrom, including any distributions of securities which may be declared in respect of such Company Securities.

6.12	Headings, etc.

The division of this Agreement into Articles and sections and the insertion of headings are for convenient reference only and do not affect its interpretation.

6.13	Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party shall be in writing and may be given by delivering same or sending same by facsimile transmission or by delivery addressed to the Party to which the notice is to be given at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day, if not, then the next succeeding Business Day, in the place of receipt) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt (if a Business Day, if not, then the next succeeding Business Day) unless actually received after 5:00 p.m. (local time in the place of receipt) at the point of receipt in which case it shall be deemed to have been given and received on the next Business Day.

The address for service for each of the parties hereto shall be as follows:

(i)	if to the Seller:

Address:	217 Willis Dr.
Aurora, ON L4G 7M2

(ii)	if to the Offeror:

HudBay Minerals Inc.

Suite 2501, Dundee Place

1 Adelaide Street East

Toronto, ON M5C 2V9

Attention: H. Maura Lendon

Facsimile: (416) 362-9967

Email: maura.lendon@hudbayminerals.com

with a copy (which shall not constitute notice) to:

Goodmans LLP

Suite 3400, 333 Bay Street

Toronto, ON M5H 2S7

Attention: Jonathan Lampe and Kari MacKay

Facsimile: (416) 979-1234

E-Mail: jlampe@goodmans.ca and kmackay@goodmans.ca

6.14	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Laws, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

6.15	Definitions, Gender and Number

Any capitalized terms used herein but not otherwise defined shall have the meaning ascribed to them in the Support Agreement. Any reference in this Agreement to gender includes all genders. Words importing the singular number only include the plural and vice versa.

6.16	Benefit of the Agreement

This Agreement shall enure to the benefit of and be binding upon the respective successors and permitted assigns of the parties hereto.

6.17	Expenses

Each of the parties shall bear their own legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement.

6.18	Counterparts

This Agreement may be executed in one or more counterparts which together shall be deemed to constitute one valid and binding agreement, and delivery of the counterparts may be effected by means of facsimile or email transmission.

[Signatures on following page]

IN WITNESS WHEREOF the parties hereto have duly executed this Agreement as of the date first written above.

OFFEROR:

HUDBAY MINERALS INC.

	Per:	“Kenneth Gillis”
		Name:	Kenneth Gillis
		Title:	Senior, Vice President, Corporate Development

SELLER:

“R.S. Pountney”		“Glenn Pountney”
Witness: R.S. Pountney		Name: Glenn Pountney

APPENDIX I

SELLER’S SECURITIES

APPENDIX I

	NUMBER OF UNITS	EXERCISE PRICE
Common Shares	6,296,100

Options

Warrants

RSUs

Notes